August 29, 2006

Gislar Donnenberg
Andrew Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002

> **Re: Legacy Reserves, LP (Partnership)**
> **Registration Statements on Form S-1**
> **File Nos.: 333-134056 and 333-134064**

Dear Mr. Donnenberg,

In your letter dated August 24, 2006, you state that the Partnership recently completed three acquisitions of working and net revenue interests in oil and natural gas producing properties, which are considered to be the acquisition of businesses, from three separate sellers. You state that the June 29 Farmer Field acquisition is not significant in excess of 20%, and therefore that no financial statements are required. However, the June 29 South Justis and the July 31 Kinder Morgan Properties acquisitions (together, Acquisitions) for $13.5 million and $17.3 million, respectively, are each significant in excess of 20% in one or more of the tests of significance specified in Rule 1-02(w) of Regulation S-X.

For the reasons discussed in your letter, you state that it is not practical to obtain complete audited financial statements with respect to either of the Acquisitions. You request that the staff not object to provision of the following financial statements for the Acquisitions in the Partnership's registration statements in full satisfaction of Rules 3-05 and 11 of Regulation S-X:

South Justis
- Audited statements of revenues and direct operating expenses for the years ended December 31, 2005 and 2004
- Unaudited statements of revenues and direct operating expenses for the six months ended June 28, 2006 and 2005
- Supplementary disclosures described in paragraphs 10 through 17 and 30 through 34 of SFAS 69. If prior year reserve studies were not made, we will not object to computing the reserves for prior years using only production and new discovery quantities and valuation, in which case there will be no "revision of prior estimates" amounts. You may develop these disclosures based on a reserve study for the most recent year, computing the changes backward. Disclose the method of computation in a footnote.
- To the extent that the previous operator did not separately account for the costs of administrative services necessary to operate the properties, an allocation of costs incurred by the operator should be included in the historical preacquisition financial

statements. Changes in administrative costs expected when operated by the Partnership should only be reflected in the pro forma financial statements.

- Expansion of the pro forma financial statements included in the registration statements to include pro forma results of operations of South Justis for the year ended December 31, 2005 and the six months ended June 28, 2006.

Kinder Morgan Properties

- Audited statements of revenues and direct operating expenses for the years ended December 31, 2005 and 2004
- Unaudited statements of revenues and direct operating expenses for the six months ended June 30, 2006 and 2005
- Supplementary disclosures described in paragraphs 10 through 17 and 30 through 34 of SFAS 69.   If prior year reserve studies were not made, we will not object to computing the reserves for prior years using only production and new discovery quantities and valuation, in which case there will be no "revision of prior estimates" amounts. You may develop these disclosures based on a reserve study for the most recent year, computing the changes backward. Disclose the method of computation in a footnote.
- Expansion of the pro forma financial statements included in the registration statements to include the Kinder Morgan Properties in the pro forma results of operations for the year ended December 31, 2005 and for the six months ended June 30, 2006, and in the pro forma balance sheet as of June 30, 2006.

Based on the information provided, the staff will not object to your proposal except as noted above. The statements of revenues and direct operating expenses should reflect all costs directly involved with the revenue producing activities of each acquired business and that exclude only costs not directly associated, such as overhead. In a footnote, disclose the nature of the omitted historical expenses, and describe the reasons for their omission. Disclose the amounts of the omitted expenses, if they are known or reasonably available, on an unaudited basis. Also, describe how the financial statements presented are not indicative of the financial condition or results of operations of the acquired businesses going forward due to the changes in the businesses and the omission of various operating expenses. Include in a footnote, to the extent available, information about the acquired businesses' operating, investing and financing cash flows.

You are required to provide a pro forma balance sheet in the registration statements which reflects the Kinder Morgan Properties acquisition. The staff will waive the requirement to include the Acquisitions in the pro forma statements of operations, if the use of forward-looking information is necessary to meaningfully present the effects of the Acquisitions. If you include the Acquisitions in the pro forma operating information, limit it to information that is reliably determinable and do not include forward-looking information. Also, disclose how the pro forma statements of operations are not indicative of the Partnership's operations going forward, because they necessarily exclude various operating expenses.

Legacy Reserves LP
August 29, 2006
Page 3

       We encourage you to include forward-looking information regarding the revenues and expenses of the acquired businesses, as reorganized under the Partnership's organizational structure and management. If furnished, clearly identify it as forward-looking rather than as pro forma. If the forward looking information provided is not in the form of a comprehensive forecast of revenues and net earnings, disclose how revenues and operating efficiencies may vary given the assumptions underlying the forward-looking information that you do provide.

       The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

       Sincerely,

       Leslie A. Overton
       Associate Chief Accountant